THE MAXUS FUNDS


Dear Shareholder:

What a difference a year makes. The 1994 bear market in bonds gave way to a renewed bull market in 1995; and while stocks never experienced anything close to a bear market in 1994, it sure seems as if they did compared to the 30% plus returns in the Dow Jones Industrials and S&P 500 in 1995. By year end, the Dow had stampeded through the 5000 mark while the S&P 500 managed to close above 600, both historical records.

The Maxus Income Fund managed to post a total return of 16.15% for 1995, which was a welcome balance to the negative return of 1994. The strategic positioning of the portfolio at the end of 1994 enabled the Fund to post this return in spite of its exceptionally short maturity mix and conservative approach to the bond market in general. The strategy continues to pay off as The Maxus Income Fund has continued to advance through the first several weeks of 1996, while the bond market has remained relatively flat.

The Maxus Equity Fund posted a 22.43% total return for 1995. While this result was clearly less than the S&P 500, it was in line with funds having a general value-oriented philosophy. Moreover, The Maxus Equity Fund's very cautious approach, generally high cash position, and low volatility (beta) relative to the market, place it in a somewhat unique category relative to all funds in general. In spite of its continuing conservative posture, The Maxus Equity Fund continued to outperform the S&P 500 during the five year period which ended last December.

With the spectacular results of 1995 in both stock and bonds now behind us, the continued momentum in the early weeks of 1996 would give reason to suspect that a market correction may be near at hand. With an increasing number of advisors becoming bullish (generally a sign of market top), secular trend watchers are becoming increasingly suspicious that the market can maintain this upward thrust.

Other signs of a top also may be beginning to appear. As I pointed out in the 1995 semi-annual report, the strong upward path of both the stock and bond markets have been sustained for over 12 years by regular reductions in interest rates and inflation, while corporate profits have benefited by increases in productivity due to technological advancements and downsizing, and a generally weak dollar vis-a-vis the major world currencies.

Both interest rates and inflation have been unable to break the lows set nearly two years ago, and while there is some speculation that rates will decline further in the coming months, it is exceedingly clear that the opportunity for a continued decline in these rates, compared to their secular highs set in the early 1980's, has been pretty much exhausted. Moreover, it is now clear that the rate of increase in corporate profits appears to be slowing significantly. That rate has declined in each succeeding quarter of 1995, and forecasts call for further declines in 1996. Lastly, the dollar has advanced recently in relation to major world currencies, and this advance is bound to negatively affect the profitability of certain foreign source revenue.

It now appears that the latest estimates from the Bureau of Labor Statistics indicate that productivity increases are also slowing significantly, advancing a paltry 1.4% annual rate in the third quarter of 1995. The implication is that it will be increasingly difficult for the economy to grow at more than 2% annually without increases in both interest rates and inflation. The recent increases in the price of gold and other key commodities may be indicative of these problems down the road.

The short term implications for stock prices are always unclear. For now, the great rush to own stocks fueled by the market performance of 1995, continues to push prices higher. Econometric models produced by Elaine Garzarelli suggest that interest rates and other key indicators will need to advance significantly before the market runs into trouble. The ongoing sector corrections within the market may also suggest that stock prices are not overly speculative, and until increased speculation develops, a major correction is not at hand.

The danger signals, then, seem to be appearing only on the economic front. It is no wonder that good economists do not make good money managers. For example, I consider Robert Guilliet to be among the most insightful economists of our time. Yet Dr. Guilliet has been suggesting for the past several years that economic conditions are (or soon will be) ripe for the market to turn negative. He has always qualified his remarks by pointing out that an overvalued market says nothing about market timing, i.e. markets may be overvalued for indefinite periods of time.

My position is more moderate. I do not believe that the market is excessively overvalued and a bear market is about to begin nor do I believe that interest rates and various other key indicators must advance significantly before stocks begin to decline. Rather, it seems to me that the major stock and bond market advance which began in the early 1980's is firmly behind us and that long term investors should lower their expectations with regard to the years immediately ahead.



Richard A. Barone

THE MAXUS FUNDS


There appears to be a general consensus that interest rates will continue to decline during 1996 as a result of the Federal Reserve's initiative to continue to make credit available. In fact, FED policy to increase the money supply in order to accommodate business needs and stimulate consumer demand has not worked as anticipated. A large part of this credit has turned up as excess liquidity and found its way into the stock and bond markets.

Moreover, any continued movement toward lower rates may only influence long term rates for a brief period of time, the ultimate result being a steeper yield curve with short rates lower and long rates higher. Since it is the long rates which will ultimately determine the direction of The Maxus Income Fund, we are continuing our cautious approach. This has not diminished our focus on special situation income investments such as closed-end investment companies. In fact, The Maxus Income Fund continues to show returns which exceed the market primarily because of this strategic positioning.

However, the recent trend in closed-end funds is toward a narrowing in the discount, and while this has positively impacted our results, we have been reducing our ownership of this sector accordingly. Preferred shares, especially those of real estate investment trusts, appear to be good values, and we are increasing our position in a number of higher quality companies. Overall, however, there does not appear to be exceptional value on the longer end of the maturity range, and we have begun again to reduce the average duration of the portfolio.



Richard A. Barone

Maxus Income Fund
                                                         Schedule of Investments
                                                               December 31, 1995
================================================================================
Shares/Principal Amount                           Cost  Market Value % of Assets
- --------------------------------------------------------------------------------

U.S. Government Securities
  6,000,000 U.S.Treasury
    Notes 7.50% 1/31/97 ......................   6,071,472   6,140,628
  1,000,000 U.S.Treasury
    Strips 0% 11/15/97 .......................     876,941     908,100
  2,000,000 U.S.Treasury
     Notes 7.125% 10/15/98.....................  2,032,850   2,095,626
                                                 ---------   ---------
                                                 8,981,263   9,144,354    24.46%

Convertible Bonds
  350,000 Consolidated Natural Gas
           7.25% 12/15/15 ..................       348,907     362,688
  223,000 Inco 7.75% 03/15/16...............       226,493     238,610
1,000,000 Royce Value Trust 5.75% 06/30/04 .       970,686   1,015,000
  150,000 Storage Technologies 8.00% 5/31/15       145,272     146,250
  700,000 Time Warner 8.75% 01/10/15 .......       713,247     725,375
                                                   -------     -------
                                                 2,404,605   2,487,923     6.65%

Corporate Bonds
  300,000 RJR Nabisco 9.25% 08/15/13........       275,286     307,875
  455,000 Unisys 10.625% 10/01/99 ..........       455,242     406,799
                                                   -------     -------
                                                   730,528     714,674     1.91%

Convertible Preferreds
   22,000   Oasis Residential $2.25 ........       552,912     566,500
   10,000   Phoenix Duff & Phelps $1.50.....       250,850     252,500
   19,800   Sun Co. $1.80 ..................       520,938     549,450
   10,000   USX Corp $3.25 .................       473,400     476,250
   12,000   WHX $3.75 ......................       515,459     510,000
   45,000   Wellsford Residential $1.75.....       858,802     883,125
                                                   -------     -------
                                                 3,172,361   3,237,825     8.66%

 Preferred Stock
   10,000   American General $2.11 MIPS.....       250,000     267,500
   10,000   American Re Capital $2.12 ......       250,000     263,750
   10,000   BF Goodrich $2.07 ..............       254,350     258,750
   15,000   Comsat Cap $2.03 MIPS ..........       368,400     386,250
   10,000   Equity Residential $2.34 A .....       252,475     258,750
   50,000   Ford Holdings $2.03 ............     1,278,875   1,262,500
   15,400   NWPS Capital Financing $2.03....       382,849     400,400
   25,000   Public Storage $2.50 E .........       643,725     687,500
   15,000   Public Storage $2.30 B .........       366,620     386,250
   15,000   Public Storage $2.44 F .........       387,775     408,750
   10,000   RJR Nabisco $2.50 ..............       254,350     260,000
   10,000   Rouse Cap $2.31 ................       249,050     247,500
   33,400   Source Capital $2.40 ...........       918,309     951,900
   10,000   Torchmark Corp $2.29 MIPS ......       250,000     271,250
   20,000   Williams $2.40 .................       526,162     522,500
                                                   -------     -------
                                                 6,632,940   6,833,550    18.28%

                                                        Schedule of Investments
                                                               December 31, 1996
================================================================================
Shares/Principal Amount                           Cost  Market Value % of Assets
- --------------------------------------------------------------------------------
Closed-End Income Funds - Domestic
  70,000 All American Term ..................      856,100     892,500
  50,000 Americas Income Trust ..............      339,875     337,500
  30,000 Blackrock Income Trust .............      190,800     191,250
  59,500 Current Income Shares ..............      674,005     706,562
 140,000 Kemper Intermediate Gov't ..........    1,014,213   1,015,000
 200,000 MFS Government Mkts ................    1,328,569   1,275,000
 154,500 MFS Intermediate ...................    1,105,609   1,023,563
  50,000 Preferred Income ...................      681,625     675,000
  50,000 Preferred Income Management ........      631,625     618,750
  40,000 Preferred Income Opportunity .......      426,900     415,000
 120,000 Putnam Dividend ....................    1,113,925   1,125,000
                                                 ---------   ---------
                                                 8,363,246   8,275,125    22.13%

Closed-End Income Funds - Global
  50,000 Dreyfus Strategic Governments ......      458,625     456,250
 170,000 MFS Multimarket Income .............    1,110,169   1,105,000
  34,100 RCM Strategic Global ...............      338,357     341,000
 100,000 Strategic Global ...................    1,090,406   1,137,500
 185,000 Templeton Global ...................    1,390,662   1,295,000
                                                 ---------   ---------
                                                 4,388,219   4,334,750    11.59%
Common Stock
 Environment
   18,000 Groundwater Tech..................       246,291     252,000     0.67%

 Real Estate Investment Trusts
   54,900 Berkshire Realty..................       537,595     528,412     1.41%

          Total Investments.................    35,457,048  35,808,613    95.78%

          Other Assets Less Liabilities...................   1,578,228     4.22%
                                                             =========
          Net Assets - Equivalent to $10.54 per share on
          3,547,139 shares of capital stock outstanding...  37,386,841   100.00%



The accompanying notes are an integral part of the financial statements.

Maxus Income Fund

                                              Statement of Assets & Liabilities
                                                              December 31, 1995
 Assets:
   Investment Securities at Market Value
     (Identified Cost - $35,457,048)........................        $35,808,613
   Cash.....................................................          1,372,104
   Receivables:
    Investment Securities Sold..............................           $626,089
    Dividends and Interest..................................            387,139
                                                                        -------
    Total Assets............................................        $38,193,945
 Liabilities
   Payables:
    Investment Securities Purchased.........................           $745,027
    Shareholder Distributions...............................                  0
    Accrued Expenses........................................             62,077
                                                                         ------
        Total Liabilities...................................            807,104
 Net Assets.................................................        $37,386,841
 Net Assets Consist of:
   Capital Paid In..........................................         38,851,851
   Undistributed Net Investment Income......................              3,140
   Accumulated Realized Gain on Investments - Net...........          1,819,715
   Unrealized Appreciation in Value
    of Investments Based on Identified Cost - Net ..........            351,565
                                                                        -------
 Net Assets, for 3,547,139 Shares Outstanding...............        $37,386,841
 Net Asset Value and Redemption Price
     Per Share ($37,386,841/3,547,139 shares)...............             $10.54
 Offering Price Per Share...................................             $10.54

                                                       Statement of Operations
                                                             December 31, 1995
 Investment Income:
      Dividends ............................................         $2,150,179
      Interest .............................................          1,035,114
                                                                      ---------
          Total Investment Income ..........................         $3,185,293
Expenses:
   Registration Expense ....................................             18,907
   Trustee Fees (Note 3) ...................................              1,300
   Accounting and Pricing ..................................             38,184
   Custody .................................................             22,337
   Distribution Plan Expenses ..............................            179,189
   Audit ...................................................             16,109
   Legal ...................................................             11,367
   Management Fees (Note 2) ................................            358,378
   Printing & Other Miscellaneous ..........................             32,595
                                                                         ------
       Total Expenses ......................................            678,366
Net Investment Income ......................................          2,506,927
Realized and Unrealized Gain (Loss) on Investments
 Realized Gain (Loss) on Investments .......................           (673,078)
 Unrealized Gain (Loss) from Appreciation
  (Depreciation) on Investments ............................          3,484,108
                                                                      ---------
Net Realized and Unrealized Gain (Loss) on Investments......         $2,811,030

Net Increase (Decrease) in Net Assets from Operations.......         $5,317,597
                                                                     ==========


 The accompanying notes are an integral part of the financial statements.

     Maxus Income Fund



                                              Statement of Changes in Net Assets

                                                        01/01/95      01/01/94
                                                           to            to
                                                        12/31/95      12/31/94
                                                        --------      --------
From Operations:
   Net Investment Income .........................   $2,506,927      $2,546,992
   Net Realized Gain (Loss) on Investments .......     (673,078)     (1,023,586)
   Net Unrealized Appreciation (Depreciation) ....    3,484,108      (3,230,212)
                                                      ----------     -----------
   Increase (Decrease) in Net Assets from
   Operations ....................................    5,317,957      (1,706,806)
From Distributions to Shareholders
   Net Investment Income (Loss) ..................   (2,513,294)     (2,537,485)
   Net Realized Gain (Loss)from Security
   Transactions ..................................            0               0
   Net Increase (Decrease) from Distributions ....   (2,513,294)     (2,537,485)
                                                    ------------    ------------
From Capital Share Transactions:
   Proceeds From Sale of 800,650 Shares ..........    8,297,341      13,341,130
   Net Asset Value of 202,212 shares issued on
   Reinvestment of Dividends .....................    2,098,884       2,262,878
   Cost of 891,472 Shares Redeemed ...............   (9,238,866)    (14,082,169)
                                                    ------------    ------------
                                                      1,157,359       1,521,839
Net Increase in Net Assets ........................   3,962,022      (2,722,452)
Net Assets at Beginning of Period (including
 undistributed net investment income of
 $9,507 and $1,852, respectively) .................  33,424,819      36,147,271
Net Assets at End of Period (including
     undistributed net investment income
of $3,140 and $9,507, respectively) ............... $37,386,841     $33,424,819
                                                   ============    ============


                                                          Financial Highlights
Selected data for a share of common stock outstanding throughout the period:

                             01/01/95  01/01/94  01/01/93  01/01/92   01/01/91
                                to        to        to        to         to
                             12/31/95  12/31/94  12/31/93  12/31/92*  12/31/91
                             -------------------------------------------------

Net Asset Value -
  Beginning of Period .......   $9.73    $10.94    $10.88    $10.98      $9.94
Net Investment Income .......    0.72      0.74      0.68      0.42       0.80
Net Gains or Losses on
  Securities
 (realized and unrealized) ..    0.81     (1.22)     0.22     (0.01)      1.05
                                 ----     ------     ----     ------      ----
Total from Investment
  Operations ................    1.53     (0.48)     0.90      0.41       1.85
Dividends
 (from net investment income)   (0.72)    (0.73)    (0.68)    (0.42)     (0.81)
Distributions
 (from capital gains) .......    0.00      0.00     (0.16)    (0.09)      0.00
Return of Capital ...........    0.00      0.00      0.00      0.00       0.00
                                 ----      ----      ----      ----       ----
  Total Distributions .......   (0.72)    (0.73)    (0.84)    (0.51)     (0.81)
Net Asset Value -
  End of Period .............  $10.54     $9.73    $10.94    $10.88     $10.98
Total Return ................   16.15%    (4.39)%    8.74%     7.89%     19.27%
Ratios/Supplemental Data
Net Assets -
  End of Period (Thousands) .  37,387    33,425    36,147    28,591     18,200
Ratio of Expenses to
  Average Net Assets ........    1.90%     1.81%     1.90%     1.94%      2.00%
Ratio of Net Income to
  Average Net Assets ........    7.01%     7.10%     6.06%     7.18%      7.59%
Portfolio Turnover Rate .....    1.21      1.38      0.88      0.91       1.08
     *Weighted Average Used




The accompanying notes are an integral part of the financial statements.

Maxus Income Fund
                                                   Notes to Financial Statements
                                                               December 31, 1995

 1.) SIGNIFICANT ACCOUNTING POLICIES The Fund is a diversified, open-end management investment company, organized as a Trust under the laws of the State of Ohio by a Declaration of Trust dated October 31, 1984. Significant accounting policies of the Fund are presented below:

     SECURITY VALUATION: The Fund intends to invest in a wide variety of equity and debt securities. The investments in securities are carried at market value. The market quotation used for common stocks, including those listed on the NASDAQ National Market System, is the last sale price on the date on which the valuation is made or, in the absence of sales, at the closing bid price. Over-the-counter securities will be valued on the basis of the bid price at the close of each business day. Short-term investments are valued at amortized cost, which approximates market. The cost of securities sold is determined on the identified cost basis. Securities for which market quotations are not readily available will be valued at fair value as determined in good faith pursuant to procedures established by the Board of Directors.

     INCOME TAXES: It is the Fund's policy to distribute annually, prior to the end of the calendar year, dividends sufficient to satisfy excise tax requirements of the Internal Revenue Service. This Internal Revenue Service requirement may cause an excess of distributions over the book year-end accumulated income. In addition, it is the Fund's policy to distribute annually, after the end of the calendar year, any remaining net investment income and net realized capital gains.

 2.) INVESTMENT ADVISORY AGREEMENT The Fund has entered into an investment advisory and administration agreement with Maxus Asset Management, Inc., a wholly owned subsidiary of Resource Management Inc. The Investment Advisor receives from the Fund as compensation for its services to the Fund an annual fee of 1% on the first $150,000,000 of the Fund's net assets, and 0.75% of the Fund's net assets in excess of $150,000,000. The Investment Advisor agrees to reimburse its fee to the Fund in the amount by which the Fund expenses exceed 2% of average annual net assets.

 3.) RELATED PARTY TRANSACTIONS  Resource Management,  Inc. has three wholly owned subsidiaries which provide services to the Fund. These subsidiaries are Maxus Asset Management Inc, Maxus Securities Corp, and Mutual + Shareholder Services Corporation. Maxus Asset Management was paid $358,378 in investment advisory fees during the twelve months ended December 31, 1995. Maxus Securities, who served as the national distributor of the Fund's shares, was reimbursed $179,189 for distribution expenses. Mutual + Shareholder Services, who provides accounting and shareholder services, received fees totaling $38,184 for services rendered to the Fund for the twelve months ended December 31, 1995. Maxus Securities is a registered broker-dealer. Maxus Securities effected substantially all of the investment portfolio transactions for the Fund. For this service Maxus Securities received commissions of $249,090 for the twelve months ending December 31, 1995.

     At December  31, 1995,  Maxus  Securities  Corp owned 15,000  shares in the
     Fund.

Maxus Income Fund

4.) CAPITAL STOCK AND DISTRIBUTION At December 31, 1995 an indefinite number of shares of capital stock ($.10 par value) were authorized, and paid-in capital amounted to $38,567,797. Transactions in common stock were as follows:

               Shares sold......................................        800,650
               Shares issued to shareholders
                 in reinvestment of dividends...................        202,212
                                                                        -------
                                                                      1,002,862
               Shares redeemed..................................        891,472
                                                                        -------
               Net Increase (Decrease)..........................        111,390
               Shares Outstanding:
                  Beginning of Period...........................      3,435,749
                                                                      ---------
                  End of Period.................................      3,547,139
                                                                      =========

     Distributions to shareholders are recorded on the ex-dividend date. Payments in excess of net investment income or of accumulated net realized gains reported in the financial statements are due primarily to book/tax differences. Payments due to permanent differences have been charged to paid in capital. Payments due to temporary differences have been charged to distributions in excess of net investment income or realized gains.

 5.) SECURITY TRANSACTION TIMING Security transactions are recorded on the dates transactions are entered into (the trade dates). Dividend income and distributions to shareholders are recorded on the ex-dividend date. Interest income is recorded as earned. The Fund uses the identified cost basis in computing gain or loss on sale of investment securities.

     6.) PURCHASES AND SALES OF SECURITIES During the twelve months ended December 31, 1995, purchases and sales of investment securities other than U.S. Government obligations and short-term investments aggregated $30,658,020 and $30,598,508 respectively. Purchases and sales of U.S. Government obligations aggregated $6,920,670 and $7,198,140 respectively.

 7.) FINANCIAL INSTRUMENTS DISCLOSURE There are no reportable financial instruments which have any off-balance sheet risk as of December 31, 1995.

 8.) SECURITY TRANSACTIONS For Federal income tax purposes, the cost of investments owned at December 31, 1995 was the same as identified cost.

     At December 31, 1995, the composition of unrealized appreciation (the excess of value over tax cost) and depreciation (the excess of tax cost over value) was as follows:

     Appreciation         (Depreciation)      Net Appreciation (Depreciation)
    ------------          --------------      -------------------------------
      747,552               (395,987)                    351,565

                        INDEPENDENT AUDITOR'S REPORT




To The  Shareholders  and
Board of  Directors
Maxus Income Fund

We haveaudited the accompanying statement of assets and liabilities of Maxus IncomeFund, including the schedule of portfolio investments, as of December 31, 1995, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of investments and cash held by the custodian as of December 31, 1995, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Maxus Income Fund, as of December 31, 1995, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with generally accepted accounting principles.


McCurdy & Associates CPA's, Inc.
Westlake, Ohio
44145 January 22, 1996

                                 The Maxus Funds
                 28601 Chagrin Boulevard, Cleveland, Ohio 44122
                                 (216) 292-3434

                               Investment Advisor
                           Maxus Asset Management Inc
                             28601 Chagrin Boulevard
                              Cleveland, Ohio 44122

                                Board of Trustees
                                Richard A. Barone
                                 N. Lee Dietrich
                             Sanford A. Fox, D.D.S.
                                Burton D. Morgan
                                Michael A. Rossi
                           Robert A. Schenkelberg, Jr.
                                 F. Carl Walter

                                    Officers
                           Richard A. Barone, Chairman
                        James C. Onorato, Vice-President
                           Robert W. Curtin, Secretary

                                    Custodian
                                Star Bank, N. A.
                                425 Walnut Street
                                 P. O. Box 1118
                           Cincinnati, Ohio 45201-1118

                                 Transfer Agent
                          Maxus Information Systems Inc
                             28601 Chagrin Boulevard
                              Cleveland, Ohio 44122

                                   Distributor
                              Maxus Securities Corp
                             28601 Chagrin Boulevard
                              Cleveland, Ohio 44122

                                  Legal Counsel
                     Benesch, Friedlander, Coplan & Aronoff
                            2300 BP America Building
                                200 Public Square
                           Cleveland, Ohio 44114-2378

                                     Auditor
                         McCurdy & Associates CPA's Inc
                               27955 Clemens Road
                              Westlake, Ohio 44145


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